FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of December, 2002


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F   X                  Form 40-F ___

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No          X

Documents Included as Part of this Report

No.          Document

1. Management Discussion and Analysis of Financial Results and Financial Statements for the three months ended September 30, 2002.

                                                              Document No. 1


                              [GRAPHIC OMITTED]





                      MANAGEMENT DISCUSSION AND ANALYSIS

                                      &

                             FINANCIAL STATEMENTS








                        FIRST QUARTER FISCAL YEAR 2003
                                www.cedara.com

Management Discussion and Analysis


The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the three months ended September 30, 2002 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2002. All financial information is presented in Canadian dollars unless otherwise noted.


Overview of the Company


Cedara Software Corp. is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of Cedara's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.


Cedara develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry.


Cedara generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.


At a time when healthcare providers are actively seeking more integrated solutions, Cedara believes that it has many solutions to offer including the most complete portfolio of capabilities and products of any independent developer of medical visualization software.


FIRST QUARTER Fiscal 2003 Business Highlights


Operating Results

o On revenue of $6.3 million for the quarter ended September 30, 2002, the Company incurred a loss of $4.0 million or $0.17 per share. Gross margin for the quarter was $3.4 million or 54% of revenue, reflecting a lower volume of high margin software license revenue than the previous quarter.

o Operating expenses declined by $1.3 million or 16% compared to the same period a year earlier, reflecting primarily continued cost management initiatives offset partially by a $0.4 million increase in severance costs.


Board and Executive Appointments

o On August 8, 2002, the Company announced that Abe Schwartz, the President of Schwartz Technologies Inc., had been appointed to the Company's Board of Directors following the resignation of William Breukelman.

o On September 13, 2002, the Board of Directors announced the appointment of Abe Schwartz as Chief Executive Officer and Peter Cooper as Chairman of the Board, following the resignation of Dr. Michael Greenberg, the former Chairman and Chief Executive Officer of the Company.

o On September 26, 2002, the Company announced that Stephen N. Pincus, a partner at Goodmans LLP, had been appointed to the Company's Board of Directors.

Operations

o In August 2002, the Company announced the release of Cedara(TM) I-Route(TM) teleradiology DICOM gateway that compresses and distributes clinical studies to physicians at remote locations across point-to-point connections, allowing these remote physicians to better manage high volumes of medical images.

o Also in August 2002, the Company launched Cedara(TM) I-Acquire(TM), a universal software application in which multiple digital detectors, CR (computed radiography) scanners and X-ray generators can be integrated into a powerful acquisition console, which improves ease of use and productivity for busy technologists, as well as giving OEMs and system integrators the freedom to choose and quickly package detectors, scanners, and generators from different vendors into an assortment of tailored solutions, thereby addressing a broader range of clinical applications with less effort and faster time to market.


Liquidity and Capital Resources

o On August 27, 2002, Analogic Corporation agreed to increase the letter of credit that fully guarantees the Company's bank line by $3.0 million, which, subject to formalizing a new banking agreement, would increase the Company's available borrowing capacity under the current operating line to $12.0 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3.0 million increase, Analogic has subsequently agreed to make available an additional $2.0 million of financing if required by the Company.


Nasdaq Listing

o The Company's stock was trading below the Nasdaq required minimum trading price of US$1.00. The Company's stock is required to trade at above US$1.00 for ten consecutive trading days at any time before February 18, 2003 to meet Nasdaq's minimum trading price requirement. To date, the Company's stock has not met the minimum required trading price.


Significant Events and Actions Subsequent to Quarter End

o On October 18, 2002, the Company issued a US$0.65 million short-term promissory note bearing interest at prime to Analogic.


Forward-Looking Statements


Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

o          Adverse consequences of financial leverage,
o          Ability to service debt,
o          Continued acceptance of Cedara's products,
o          Intense competition,

o          Rapid technological change,
o          Dependence on key customers,
o          Dependence on key personnel,
o          Dependence on intellectual property rights,
o          Risks relating to product defects and product liability,
o          Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.


RESULTS OF OPERATIONS


Revenue by Product Category

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Variance Increase/
                                                                                                            (Decrease)
                                           2003      % of Total        2002       % of Total
                                                                                                       $               %
----------------------------------------------------------------------------------------------------------------------------------
Software licenses                            1.7        27%              5.8         51%            (4.1)            (71%)
Engineering services                         3.7        58%              5.3         47%            (1.6)            (30%)
Services and other                           0.9        15%              0.2          2%             0.7             438%
----------------------------------------------------------------------------------------------------------------------------------
Total                                       $6.3       100%            $11.3        100%           $(5.0)            (44%)
----------------------------------------------------------------------------------------------------------------------------------

Revenue during the first quarter ("Q1") of fiscal 2003 was lower than revenue in the same period last year by $5.0 million or 44%. Revenues have declined due mainly to bulk sales of software licenses to customers in Q1 of fiscal 2002. These customers are still deploying the licenses purchased in fiscal 2002 and will have to continue to work these higher than normal inventory levels out of their systems before a normal flow of orders resumes.


Engineering services revenue was $1.6 million lower in Q1 of fiscal 2003 as compared to Q1 of fiscal 2002, due to two major custom engineering contracts that were completed after Q1 last year. These contracts contributed revenue of $2.2 million in Q1 of the previous year, and the absence of revenue from these contracts during Q1 of fiscal 2003 was partially offset by revenue from three new contracts, which commenced during the current quarter.


The increase of $0.7 million in services and other revenue resulted from higher ultrasound hardware system sales of $0.2 million and increased service and support contract revenue of $0.5 million.


As a result of the changes in revenue mix in Q1 of fiscal 2003, the gross margin for the quarter was 54% of revenue compared with 71% in the same period last year. This decline is primarily attributable to lower license sales on which margins are considerably higher.


Revenue by Geographic Region

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Variance Increase/
                                                                                                            (Decrease)
                                           2003       % of Total       2002        % of Total
                                                                                                       $              %
----------------------------------------------------------------------------------------------------------------------------------
United States                                2.3        36%              3.1         27%            (0.9)            (26%)
Europe                                       1.1        17%              3.5         31%            (2.4)            (69%)
Asia                                         2.9        47%              4.7         42%            (1.7)            (37%)
----------------------------------------------------------------------------------------------------------------------------------
Total                                       $6.3       100%            $11.3        100%           $(5.0)            (44%)
----------------------------------------------------------------------------------------------------------------------------------

Revenue from Europe declined, as a percent of total revenue, due to the impact of software license inventory levels as mentioned above. The decline in revenue from Asia was predominantly the result of lower engineering services revenue from the two contracts mentioned above. United States revenue was lower by $0.9 million as a result of lower software licenses as mentioned above, offset by the increase in services and other revenue.


Operating Expenses


Total operating expenses for Q1 of fiscal 2003 were lower by $1.3 million or 16% compared to the same period in the previous year. Excluding severance charges, operating costs declined 21%, reflecting primarily the impact of ongoing cost reduction initiatives.


General and administrative costs declined 25%, research and development costs were lower by 24% and sales and marketing costs were 20% less in Q1 of fiscal 2003 compared to the same period in the prior year. The cost reductions were achieved through the reduction of 35 staff between September 30, 2001 and September 30, 2002 and managing expenditures in all areas.


Interest Expense


Interest expense in Q1 of fiscal 2003 of $0.3 million was $0.9 million lower than the same period last year. The higher interest expense last year reflects costs associated with the financing of accounts receivable and interest on outstanding debt which was higher by $7.2 million at September 30, 2001.


Results of Discontinued Operations


There was no significant activity associated with discontinued operations during the three-month period ended September 30, 2002. Further details of discontinued operations can be found in note 3 to the unaudited Consolidated Interim Financial Statements.


Liquidity and Capital Resources


The Company's working capital position declined by $4.7 million from June 30, 2002 to September 30, 2002, primarily as a result of increased accounts payable balances of $1.7 million and an increased draw down of $3.3 million on the Company's operating bank line. At the end of the first quarter of fiscal 2003, the Company had negative working capital of $4.1 million, which includes bank indebtedness of $8.2 million.


On August 27, 2002, Analogic agreed to increase the letter of credit that fully guarantees the Company's operating bank line by $3.0 million, which, subject to formalizing a new banking agreement, would increase the Company's available borrowing capacity under the current operating line to $12.0 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3.0 million increase, Analogic has subsequently agreed to make available an additional $2.0 million of financing if required by the Company.


As of September 30, 2002, the Company's principal sources of liquidity consist of the bank credit facility of $9.0 million, the agreement by Analogic to increase the operating bank line by $3.0 million and accounts receivable of $11.9 million. Accounts receivable as of September 30, 2002, represent days sales outstanding ("DSO") of approximately 111 days compared to DSO of approximately 58 days as of September 30, 2001. Last year's DSO includes the impact of the financing of accounts receivable that occurred in the first quarter.


The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.


On October 18, 2002, the Company issued a US$0.65 million short-term promissory note bearing interest at prime to Analogic.

Cash Flows


For the three-month period ended September 30, 2002, operations consumed cash of $3.0 million before working capital changes. The Company was able to offset $1.4 million of the operating cash loss through managing working capital. The remaining $1.6 million was financed by the Company's operating bank line.


The Company purchased capital assets totaling $0.9 million in the three months ended September 30, 2002, which includes leasehold improvements of $0.4 million associated with consolidating operations into one facility and entering into a $0.5 million enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period, and standardizing the Company's development environment on the latest Microsoft development platform.


In the same period in the prior year, the Company generated $7.6 million from operating activities, primarily through higher software license sales and other advanced payments from customers. The proceeds of the Analogic investment on September 28, 2001 of $11.8 million, were partially used to repay $4.7 million in short-term notes payable. Short-term investments of $3.0 million were also liquidated during the three-month period ended September 30, 2001.


Outlook


The Company anticipates that the healthcare imaging software market will continue to grow over the next several years, and management is committed to enhancing Cedara's position in this field. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, long-term sales contracts, and long sales cycles. In addition, bulk sales of software licenses in fiscal 2002 and slower economic conditions have resulted in a cyclical build-up of software inventory in the customer pipeline, as their sales of end user equipment to hospitals and clinics around the world have slowed. As a result, fiscal 2003 revenues are expected to be negatively impacted. Cedara will seek to maximize existing revenue opportunities, and build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company will continue to monitor and control its cost structure in an effort to achieve cash positive operations.


CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    September 30, 2002            June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (unaudited)

Assets

Current assets:
      Restricted cash                                                                     $         163        $         226
      Accounts receivable                                                                        11,933               11,737
      Inventory                                                                                     982                  717
      Prepaid expenses and other assets                                                             806                  912
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 13,884               13,592

Capital assets                                                                                    3,490                3,041
Deferred development costs                                                                          756                  897
Intangible assets                                                                                 1,497                1,892
Goodwill                                                                                          9,053                9,053
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $     28,680          $     28,475
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
      Bank indebtedness (note 2)                                                          $       8,213         $      4,935
      Accounts payable and accrued liabilities                                                    5,693                4,011
      Current liabilities of discontinued operations (note 3)                                     4,053                4,013
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 17,959               12,959

Deferred revenue                                                                                    492                  890
Convertible subordinated debentures                                                               2,804                2,788
Non-current liabilities of discontinued operations                                                    -                  379

Shareholders' equity:
      Capital stock                                                                             106,328              106,328
      Warrants                                                                                    3,260                3,260
      Deficit                                                                                  (102,163)             (98,129)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  7,425               11,459
Subsequent events (note 2 and 8)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $      28,680         $     28,475
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

                                     -6-


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)


-------------------------------------------------------------------------------------------------------------------------------

                                                                                                Three months ended September 30

                                                                                                 2002                 2001
-------------------------------------------------------------------------------------------------------------------------------

Revenue                                                                                 $       6,333        $      11,294
Direct costs                                                                                    2,883                3,321
-------------------------------------------------------------------------------------------------------------------------------

Gross margin                                                                                    3,450                7,973

Expenses:

      Research and development                                                                  2,318                3,058

      Sales and marketing                                                                       1,032                1,291

      General and administration                                                                2,146                2,861

      Severance costs                                                                             577                  146

      Other charges (income)                                                                       89                 (124)

      Amortization of intangible assets                                                           428                  361

      Depreciation and amortization                                                               620                  947

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                7,210                8,540
-------------------------------------------------------------------------------------------------------------------------------

Loss before interest expense                                                                   (3,760)                (567)

Interest expense, net                                                                             274                1,244
-------------------------------------------------------------------------------------------------------------------------------

Loss from continuing operations                                                                (4,034)              (1,811)

Loss from discontinued operations (note 3)                                                          -                    -
-------------------------------------------------------------------------------------------------------------------------------

Net loss                                                                                 $     (4,034)       $      (1,811)
-------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share from continuing operations (note 6):
      Basic                                                                              $     (0.17)        $      (0.11)
      Diluted                                                                            $     (0.17)        $      (0.11)

Earnings (loss) per share (note 6):
      Basic                                                                              $     (0.17)        $      (0.11)
      Diluted                                                                            $     (0.17)        $      (0.11)

-------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE corp.


Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars, except per share amounts)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Total
                                                                                                                    shareholders'
                                                   Common shares                    Warrants           Deficit          equity
                                        ---------------------------        ------------------------    ---------------------------
                                             Number           Amount        Number           Amount

----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2001                     16,997,994       $ 87,315       605,636      $    3,260       $ (99,580)    $     (9,005)
Net loss for the period                             -              -             -              -           (1,811)          (1,811)
Issue of shares on Analogic financing       4,000,000         11,843             -              -                -           11,843
Share issue costs                                   -           (888)            -              -                -             (888)
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2001                20,997,994       $ 98,270       605,636      $    3,260      $ (101,391)           $ 139
----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002                     24,157,621      $ 106,328       605,636      $    3,260       $ (98,129)    $     11,459
Net Loss for the period                             -              -             -      -                   (4,034)          (4,034)
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2002                24,157,621      $ 106,328       605,636      $    3,260       $(102,163)    $      7,425
----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE corp.


Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Three months ended September 30

                                                                                                        2002                 2001
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
      Net income (loss) from continuing operations                                               $    (4,034)        $     (1,811)
      Items not involving cash:
           Depreciation and amortization                                                               1,048                1,308
           Accretion of interest on convertible subordinated debentures                                   16                    -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (2,970)                (503)
-----------------------------------------------------------------------------------------------------------------------------------

      Change in non-cash operating working capital:
           Accounts receivable                                                                           311                2,777

           Inventory                                                                                    (265)                  14
           Prepaid expenses and other assets                                                             106                   49
           Accounts payable and accrued liabilities                                                    1,650                   19
           Deferred revenue                                                                             (398)               5,231
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       1,404                8,090
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (1,566)               7,587

Financing activities:
      Increase in bank indebtedness (note 7)                                                           3,278              (11,092)
      Decrease in notes payable                                                                            -               (5,000)
      Issue of shares                                                                                      -               11,843
      Share issue costs                                                                                    -                 (888)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       3,278               (5,137)

Investing activities:
      Decrease in short-term investments                                                                   -                3,000
      Decrease in restricted cash                                                                         63                    -
      Additions to intangible assets                                                                     (33)                 (31)
      Additions to capital assets                                                                       (928)                 (11)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (898)               2,958

Effect of exchange rate changes on cash and cash equivalents                                            (298)                (351)
-----------------------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents from continuing operations                                           516                5,057

Change in cash and cash equivalents from discontinued operations (note 3)                               (516)                 156

Cash and cash equivalents, beginning of period                                                             -                    -

-----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                                         $         -         $      5,213
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

Cedara Software corp.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2002 and September 30, 2001

-------------------------------------------------------------------------------




1.      Significant accounting policies:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2002.

        The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.

        In the opinion of management these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at September 30, 2002 and the results of its operations and its cash flows for the three months ended September 30, 2002 and 2001. Results for the three months ended September 30, 2002 are not necessarily indicative of the results to be expected for the entire year.

(a)     Stock based compensation:

        Effective July 1, 2002, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3870 ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after July 1, 2002. The Company has chosen to recognize no compensation cost when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black-Scholes option pricing model. In the periods prior to July 1, 2002, the Company recognized no compensation cost when stock options were issued to employees.

2.      Bank indebtedness:


        On August 27, 2002, Analogic Corporation agreed to increase the letter of credit that fully guarantees the Company's bank line by $3,000, which, subject to formalizing a new banking agreement, would increase the Company's available borrowing capacity under the current operating line to $12,000. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3,000 increase, Analogic has agreed, subsequent to September 30, 2002, to make available additional financing of $2,000 if required by the Company.

Cedara Software corp.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2002 and September 30, 2001

-------------------------------------------------------------------------------


3.      Discontinued operations:

        The following summarizes the balance sheet, statement of operations and statement of cash flows information for the
        Company's discontinued operations:

---------------------------------------------------------------------------------------------------------------------------------
        Balance Sheet                                                      September 30, 2002                       June 30, 2002
---------------------------------------------------------------------------------------------------------------------------------

        Current assets                                                        $                -               $               -
        Capital assets and intangibles                                                         -                               -
        Current liabilities                                                               (4,053)                         (4,013)
        Non-current liabilities                                                                -                            (379)
---------------------------------------------------------------------------------------------------------------------------------
        Net assets (liabilities) of discontinued operations                   $           (4,053)              $          (4,392)
---------------------------------------------------------------------------------------------------------------------------------


        Current and non-current liabilities of discontinued operations as at September 30, 2002 and June 30, 2002 represent primarily deferred acquisition payments totaling $3,782 and $4,170 respectively.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               Three months ended September 30
        Statement of Operations                                                              2002                            2001
---------------------------------------------------------------------------------------------------------------------------------

        Revenue                                                               $                -               $             227
        Income (loss) from operations                                                          -                               -
        Net gain (loss) on disposition of discontinued operations                              -                               -
        Loss from discontinued operations                                     $                -               $               -
---------------------------------------------------------------------------------------------------------------------------------

        Earnings (loss) per share from discontinued operations:
           Basic                                                              $                -               $               -

           Diluted                                                            $                -               $               -

---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                                                               Three months ended September 30
        Statement of Cash Flows                                                              2002                           2001
---------------------------------------------------------------------------------------------------------------------------------

        Operating activities                                                  $             (128)              $             156
        Financing activities                                                                (388)                              -
        Investing activities                                                                   -                               -
---------------------------------------------------------------------------------------------------------------------------------
        Cash provided by (used in) discontinued operations                    $             (516)              $             156
---------------------------------------------------------------------------------------------------------------------------------

Cedara Software corp.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2002 and September 30, 2001

-------------------------------------------------------------------------------


4.      Segmented information and major customers:


        The Company is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of the Company's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment. The Company develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry. The Company generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers. The Company serves one industry segment; medical imaging and related information solutions.


        All of the Company's revenues are exports as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Asia          United States             Europe           Total revenue
-----------------------------------------------------------------------------------------------------------------------------------

        Three months ended September 30:

        2002                                   $       2,960          $       2,310      $       1,063           $       6,333
        2001                                   $       4,696          $       3,114      $       3,484           $      11,294

-----------------------------------------------------------------------------------------------------------------------------------

        The following are product and service revenues of the Company:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Three months ended September 30
                                                                                               2002                           2001
-----------------------------------------------------------------------------------------------------------------------------------

        Software licenses                                                          $         1,697               $           5,797
        Engineering services                                                                 3,710                           5,325
        Services and other                                                                     926                             172
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   $         6,333               $          11,294
-----------------------------------------------------------------------------------------------------------------------------------

        All of the assets of continuing operations are located in North America.  Revenues to customers that individually generate more than 10% of revenue are as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                September 30, 2002                             September 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------
        Customer A                                                   25%                                            20 %
        Customer B                                                   16%                                            24 %
        Customer C                                                   11%                                           -
        Customer D                                                     -                                            23 %
        Customer E                                                     -                                            13 %

-----------------------------------------------------------------------------------------------------------------------------------

Cedara Software corp.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2002 and September 30, 2001

-------------------------------------------------------------------------------

5.      Stock based compensation:


        As of July 1, 2002 the Company adopted the provisions of CICA 3870. Under this new accounting pronouncement pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after June 30, 2002 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for the quarter ended September 30, 2002: risk-free interest rate of 4.5%; dividend yield of 0%; a common share price volatility factor of 75%; and a weighted-average expected life of the options of 5 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. On a pro forma basis the Company's net loss under Canadian GAAP would be increased by $43 for the three months ended September 30, 2002. As the impact of this adjustment is immaterial, basic and diluted loss-per-share figures would not have increased for the three months ended September 30, 2002. In the three months ended September 30, 2002, 1,470,806 options were granted at a weighted average price of $1.05 per option. The weighted average fair value of stock options granted during the three months ended September 30, 2002 was $0.674 per option.

6.      Earnings per share:


        The weighted average number of common shares outstanding is as follows:

--------------------------------------------------------------------------------------------------------------------------------
        For the three months ended                                                               Common Shares
--------------------------------------------------------------------------------------------------------------------------------

        September 30, 2002                                                                           24,157,621
        September 30, 2001                                                                           17,128,429

--------------------------------------------------------------------------------------------------------------------------------

7.      Cash flow:


        The Company has presented bank indebtedness as a financing activity on the unaudited Consolidated Statement of Cash Flows for the three months ended September 30, 2002. The prior period amounts have been conformed to this presentation.

8.      Subsequent event:


        On October 18, 2002, the Company issued a US$650 short-term promissory note bearing interest at prime to Analogic Corporation.

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 4, 2002


                                                 CEDARA SOFTWARE CORP.


                                                 By:    /s/ FRASER SINCLAIR
                                                    ---------------------------
                                                 Fraser Sinclair
                                                 Chief Financial Officer and
                                                   Corporate Secretary